UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-03473

ANDEAVOR
(Exact name of registrant as specified in its charter)

19100 Ridgewood Parkway
San Antonio, TX 78259
(210) 626-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.16 2/3 par value
5.375% Senior Notes due 2022
4.750% Senior Notes due 2023
5.125% Senior Notes due 2024
5.125% Senior Notes due 2026
3.800% Senior Notes due 2028
4.500% Senior Notes due 2048
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

 Common Stock - 1 holder
5.375% Senior Notes due 2022 - 50 holders
4.750% Senior Notes due 2023 - 27 holders
5.125% Senior Notes due 2024 - 44 holders
5.125% Senior Notes due 2026 - 36 holders
3.800% Senior Notes due 2028 - 24 holders
4.500% Senior Notes due 2048 - 6 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Andeavor LLC as successor by merger to the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 11, 2018	By:	/s/ Molly R. Benson
		Name:	Molly R. Benson
		Title:	Vice President and Secretary

* Effective as of October 1, 2018, pursuant to an Agreement and Plan of Merger dated as of April 29, 2018 and amended on July 3, 2018 and September 18, 2018 by and among Andeavor, Marathon Petroleum Corporation (“MPC”), Mahi Inc. and Andeavor LLC (f/k/a Mahi LLC), following the merger of Mahi Inc. with and into Andeavor, Andeavor subsequently merged with and into Andeavor LLC, with Andeavor LLC surviving the merger as a wholly owned subsidiary of MPC.